SUB-ITEM 77K:  Changes in registrant's certifying accountant



     On March 22, 2002, KPMG LLP ("KPMG") resigned as independent accountant for The Arbitrage Funds (the "Trust"). KPMG was previously engaged as the accountant to audit the Trust's financial statements.

     KPMG, on July 10, 2001, issued a report on the Trust's financial statements as of May 31, 2001. Such report did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

     The decision to accept KPMG's resignation was recommended by the Trust's Audit Committee and approved by the Trust's Board of Trustees.

     At no time preceding the resignation of KPMG were there any disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its report. At no time preceding the resignation of KPMG did any of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occur.

     The Trust engaged Tait, Weller & Baker as its new independent accountant on May 22, 2002. At no time preceding the engagement of Tait, Weller & Baker did the Trust consult Tait, Weller & Baker regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304(a) of Regulation S-K.

     The Trust has provided KPMG with a copy of these disclosures and has requested KPMG to furnish the Trust with a letter addressed to the Commission stating whether it agrees with the statements made by the Trust herein and, if not, stating the respects in which it does not agree. A copy of the Trust's letter and KPMG's response are attached hereto.